UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2013 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2012 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 22, 2013, relating to its U.S. $32,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On November 8, 2013, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.2430 = U.S. $1.00.

Additional Risk Factor

Recent federal court decisions in New York create uncertainty regarding the meaning of ranking provisions and could potentially reduce or hinder the ability of issuers such as Petróleos Mexicanos to restructure their debt.

Petróleos Mexicanos is a decentralized public entity of the Mexican Government that cannot be subject to a bankruptcy proceeding under the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) because it is inapplicable to this kind of governmental entity. Accordingly, to the extent not regulated otherwise as a result of specific legislative action in Mexico (including legislative action approving its dissolution and liquidation), any future debt restructuring of Petróleos Mexicanos will require the consent of creditors based on the consent provisions of its financing instruments.

In ongoing litigation in federal courts in New York in the matter captioned NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by Argentina prevents Argentina from making payments on performing bonds unless it makes pro rata payments on defaulted debt that ranks pari passu with the performing bonds. The court stayed the effect of such ruling pending the appeals process.

Depending on the scope of the final decision, a requirement of ratable payments could potentially hinder or impede future debt restructurings and distressed debt management conducted based upon the initiative of a debtor, unless debtors such as Petróleos Mexicanos obtain the requisite creditor consents, including pursuant to any applicable collective action clauses contained in their securities. See “Description of Notes—Modification and Waiver” in the offering circular, dated January 22, 2013. Petróleos Mexicanos cannot predict whether or in what manner the courts will resolve this dispute or how any such judgment will be applied or implemented.

Business Overview

Integrated Exploration and Production Contracts

On December 20, 2012, Pemex-Exploration and Production launched a call for bids for the third round of Integrated Exploration and Production Contracts (which we refer to as the Integrated E&P Contracts) relating to six blocks (Soledad, Amatitlán, Humapa, Pitepec, Miquetla and Miahuapan) located onshore in the Chicontepec basin. On July 11, 2013, Pemex-Exploration and Production awarded Integrated E&P Contracts for the Humapa, Miquetla and Soledad blocks, which together encompass an area of 365 square kilometers. Pemex-Exploration and Production will initiate a new bidding round for the three remaining blocks (Amatitlán, Pitepec and Miahuapan) that did not receive bids.

Refinery at Tula

In August 2009, we announced the construction of a new refinery in Tula, Hidalgo. As of the date of this report, we are in the process of evaluating the nature and timing of this project.

Collaboration Agreements

On May 3, 2013, Pemex-Exploration and Production entered into a five-year non-commercial collaboration agreement with Statoil, the Norwegian oil and gas company, to cooperate on technical and scientific matters.

On June 4, 2013, Petróleos Mexicanos and Xinxing Cathay International Group Co Ltd. amended the existing non-binding memorandum of understanding originally signed on April 8, 2013 to include collaborations relating to pipeline projects.

On June 4, 2013, Petróleos Mexicanos signed a non-binding framework cooperation agreement with the Export-Import Bank of China to explore financing opportunities, including export credit facilities for an aggregate amount of up to U.S. $1.0 billion. Funds provided by these export credit facilities may be used to charter or acquire vessels, offshore equipment and related products of Chinese origin.

On July 3, 2013, Petróleos Mexicanos entered into a non-commercial collaboration agreement with Nacional Financiera, S.N.C., one of Mexico’s development banks, to, among other things, cooperate in the provision by Nacional Financiera, S.N.C. of a line of credit to Petróleos Mexicanos’ domestic suppliers.

On July 30, 2013, Petróleos Mexicanos entered into a non-commercial collaboration agreement with Ecopetrol, a Colombian oil and gas company, to cooperate on technical and scientific matters relating to exploration, production, refining, petrochemicals and transportation.

On October 16, 2013, Petróleos Mexicanos signed a non-binding memorandum of understanding with the Export-Import Bank of Korea intended to help finance a range of our projects through a U.S. $2.0 billion line of credit. Funds provided under this line of credit may also be used by companies that provide services to Petróleos Mexicanos.

Los Ramones Gas Pipeline

The Los Ramones pipeline project, which will be implemented in two phases, is part of a strategy to supply central Mexico with natural gas imported from the United States. Phase one consists of the construction of a pipeline from the northern border of Mexico to Los Ramones, Nuevo León. On July 19, 2013, Pemex-Gas and Basic Petrochemicals awarded the construction of phase one of the pipeline to Gasoductos de Chihuahua, S. de R.L. de C.V., a joint venture between Pemex-Gas and Basic Petrochemicals and Sempra Gasoductos Holding, S. de R.L. de C.V. (Gasoductos de Chihuahua). The phase one pipeline is expected to begin operating in December 2014 with an initial capacity of 1.0 billion cubic feet per day and will have its capacity increased to 2.1 billion cubic feet per day by late 2015.

Phase two of the project consists of the construction of a pipeline from Los Ramones to Apaseo el Alto, Guanajuato, which is expected to begin operating in December 2015 with a capacity of up to 1.43 billion cubic feet per day. On October 15, 2013, Pemex-Gas and Basic Petrochemicals voided the tender process for the construction of the second phase of the project, after the bid received from the consortium formed by Enagás and GDF Suez was rejected due to its failure to meet the project’s technical requirements. Phase two of the project has since been subdivided into two stages, Ramones Norte and Ramones Sur, and was directly awarded based on the project’s size and characteristics and the contractors’ relevant expertise. Ramones Norte, which consists of the portion of the pipeline from Los Ramones to San Luis Potosí, will be constructed by TAG Pipelines, a subsidiary of Pemex-Gas and Basic Petrochemicals, and Gasoductos de Chihuahua. Ramones Sur consists of the portion of the pipeline from San Luis Potosí to Apaseo el Alto and will be constructed by a joint venture between GDF Suez and TAG Pipelines.

Natural Gas Supply Strategy

On August 13, 2013, the Federal Government of Mexico and Petróleos Mexicanos presented a strategy to address domestic natural gas shortages in the short-, medium- and long-term. In the short-term, we will increase our liquefied natural gas imports and switch from using natural gas to using fuel oil at our facilities. In the medium-term, we plan to construct additional pipelines and compression stations. Finally, we expect to continue to increase oil and shale gas reserves in order to satisfy domestic demand for natural gas in the long-term.

Transportation and Distribution

On May 1, 2013, Petróleos Mexicanos and Hijos de J. Barreras, a Spanish shipyard, entered into a letter of intent that enables Petróleos Mexicanos to obtain information and evaluate the purchase of this shipyard once the required authorizations are granted. The purpose of this potential acquisition is to transfer specialized shipbuilding technology to Mexico in order to continue to modernize our fleet.

On July 25, 2013, Petróleos Mexicanos signed an agreement with the Mexican Navy for the construction of 25 marine vessels for Pemex-Refining’s minor fleet, which includes tugs, barges and shallow-draft product tankers, as part of a plan to modernize the fleet. This transaction is valued at U.S. $250 million and is expected to generate approximately 9,000 jobs. Pemex-Refining will provide the Mexican Navy with the technical specifications for the vessels and will supervise their construction.

On October 4, 2013, Petróleos Mexicanos signed a memorandum of understanding with Keppel Offshore & Marine in order to build a shipyard in Altamira, Tamaulipas, specializing in the construction, maintenance and repair of platforms and major marine vessels. This project is expected to involve an initial investment of U.S. $150 million and to generate approximately 4,000 jobs.

Energy and Fiscal Reforms

In July and August 2013, separate energy reform bills were submitted to the Mexican Congress by President Enrique Peña Nieto, by the Partido Acción Nacional (National Action Party, or PAN) and by the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD). Both the bill submitted by President Peña Nieto and the bill submitted by the PAN propose certain amendments to the Political Constitution of the United Mexican States. The bill submitted by the PRD contemplates amendments to certain laws and regulations but does not propose amending the Political Constitution of the United Mexican States. Relatedly, on September 8, 2013, President Peña Nieto submitted a bill to the Mexican Congress that, among other things, proposed a new fiscal regime for PEMEX’s activities that would replace the existing fiscal regime with one based on income taxes, royalties and dividend payments. The Mexican Congress is currently reviewing the proposed bills. As of the date of this report, we do not know whether an energy reform bill or a fiscal reform bill will be passed or, if passed, what the scope of such reforms will be. Accordingly, we cannot currently estimate whether or to what extent these developments could materially impact our results of operations and financial position.

PEMEX’s Internal Monitoring

Recent Incidents

On August 20, 2013, a pipeline explosion and resulting ammonia gas leak occurred near Campo Nuevo in the state of Oaxaca when one of our pipelines was accidentally damaged by heavy machinery of a private company conducting road work in the area adjacent to the pipeline. Immediately following the accident, the valves were shut off and the flow of gas in the pipeline was halted. As a result of the accident, nine people died, an estimated 40 people were injured and 1,500 people were temporarily evacuated from the surrounding area.

On October 30, 2013, a gas leak occurred at the Terra 123 well in Nacajuca, Tabasco, which resulted in a well fire. The fire was immediately contained to the site of the well and no injuries were reported. The fire is deliberately being allowed to burn in order to avoid the formation of a potentially dangerous gas cloud. As of the date of this report, we are investigating the cause of the incident and expect that repairs will take between two to eight weeks.

Carbon Dioxide Emissions Reduction

On October 21, 2013, Petróleos Mexicanos and the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources, or SEMARNAT) registered the first Mexican Nationally Appropriated Mitigation Action (NAMA) under the United Nations Framework Convention on Climate Change. NAMAs are a set of measurable, reportable and verifiable actions undertaken by countries to reduce emissions. It is estimated that this NAMA has the potential to reduce carbon dioxide emissions by 3 million tons per year.

United Mexican States

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

Form of Government

The President of Mexico, or the President, is the chief of the executive branch. In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), President-elect. Mr. Peña Nieto took office on December 1, 2012, replacing Mr. Felipe Calderón Hinojosa, a member of the PAN. The Political Constitution of the United Mexican States limits the President to one six-year term; the President is not allowed to run for reelection. Mr. Peña Nieto’s term will expire on November 30, 2018.

Legislative authority is vested in the Mexican Congress, which is composed of the Senado de la República (Senate) and the Cámara de Diputados (Chamber of Deputies). Congressional elections for all 128 seats in the Senate and 500 seats in the Chamber of Deputies were held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

Institutional Revolutionary Party	54	42.2%	213	42.6%
National Action Party	38	29.7	114	22.8
Democratic Revolution Party	22	17.2	101	20.2
Ecological Green Party of Mexico	7	5.5	28	5.6
Labor Party	5	3.9	14	2.8
Citizen Movement Party	1	0.8	20	4.0
New Alliance	1	0.8	10	2.0
Unaffiliated	0	0.0	0	0.0

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

Mexico is a federation comprised of 31 states, each headed by a state governor, and one Federal District, headed by an elected mayor. Local elections were most recently held on July 7, 2013. These elections were for the Baja California governorship. By forming an alliance with the PRD and the Partido Nueva Alianza (New Alliance Party), the PAN was able to retain the Baja California governorship. As a result of this election, Mexico’s state governorships are now composed as follows:

•	the PRD holds three state governorships, along with the mayorship of the Federal District;

•	the PAN holds three state governorships;

•	an alliance formed by the PAN and the PRD holds four state governorships; and

•	the PRI holds the remaining 21 of the 31 state governorships.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos and have since been updated to constant 2008 pesos, thereby also modifying prior year figures.

	Real GDP by Sector
	2008		2009		2010(1)		2011(1)		2012(1)		First six months of 2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	393.0	Ps.	383.2	Ps.	385.3	Ps.	376.3	Ps.	401.2	Ps.	397.8
Secondary Activities:
Mining		1,054.7		1,012.1		1,021.7		1,017.3		1,034.5		1,005.3
Utilities		252.6		255.8		267.8		280.2		286.1		272.7
Construction		1,030.7		968.2		967.3		1,006.0		1,025.2		950.8
Manufacturing		2,027.3		1,857.9		2,013.3		2,100.8		2,181.9		2,175.6
Tertiary activities:
Wholesale and retail trade		1,785.9		1,563.5		1,750.7		1,918.6		2,005.1		2,017.9
Transportation and warehousing		700.6		650.0		701.3		729.6		762.0		762.4
Information		324.5		352.0		357.6		381.5		435.2		448.0
Finance and insurance		390.6		403.9		488.1		523.0		563.0		573.6
Real estate, rental and leasing		1,448.4		1,464.0		1,508.9		1,552.1		1,589.8		1,607.6
Professional, scientific and technical services		288.9		274.5		271.2		285.0		296.0		288.5
Management of companies and enterprises		74.4		68.2		71.1		73.9		76.7		71.9
Administrative and support and waste management and remediation services		398.8		370.8		374.1		396.3		408.7		416.6
Education services		472.2		473.0		473.5		480.9		487.7		483.5
Health care and social assistance		250.1		255.2		255.9		261.7		267.3		270.3
Arts, entertainment and recreation		57.4		55.0		57.5		57.0		60.3		57.1
Accommodation and food services		277.8		251.1		255.4		259.1		269.9		269.3
Other services (except public administration)		255.6		254.1		257.5		262.0		272.7		274.2
Public administration		458.1		467.4		477.9		471.1		479.6		480.2

Gross value added at basic values		11,941.2		11,379.9		11,956.1		12,432.6		12,903.1		12,823.3
Taxes on products, net of subsidies		315.7		300.8		316.5		328.7		341.1		339.0

GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,272.6	Ps.	12,761.3	Ps.	13,244.2	Ps.	13,162.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years) (1)

	2008	2009	2010(2)	2011(2)	2012(2)	First six months of 2013(2)(3)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.8%	1.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.5	(2.3)	6.6	0.4
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	1.7	(1.8)
Utilities	1.3	1.3	4.7	4.6	2.1	(0.3)
Construction	3.8	(6.1)	(0.1)	4.0	1.9	(3.5)
Manufacturing	(1.0)	(8.4)	8.4	4.3	3.9	0.1
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	12.0	9.6	4.5	2.3
Transportation and warehousing	(0.1)	(7.2)	7.9	4.0	4.4	1.0
Information	6.0	8.5	1.6	6.7	14.1	7.2
Finance and insurance	21.9	3.4	20.8	7.1	7.7	4.9
Real estate, rental and leasing	3.3	1.1	3.1	2.9	2.4	2.0
Professional, scientific and technical services	3.1	(5.0)	(1.2)	5.1	3.9	1.4
Management of companies and enterprises	7.5	(8.2)	4.2	3.9	3.8	(5.3)
Administrative support, waste management and remediation services	2.2	(7.0)	0.9	5.9	3.1	4.8
Education services	1.1	0.2	0.1	1.6	1.4	0.6
Health care and social assistance	1.3	2.0	0.3	2.3	2.1	3.0
Arts, entertainment and recreation	0.3	(4.1)	4.4	(0.7)	5.7	0.6
Accommodation and food services	0.1	(9.6)	1.7	1.5	4.2	2.0
Other services (except public administration)	1.3	(0.6)	1.3	1.8	4.1	2.5
Public administration	2.0	2.0	2.3	(1.4)	1.8	(0.9)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(3)	First six months of 2013 results as compared to the same period of 2012.

Source: INEGI.

Prices and Wages

During 2012, consumer inflation was 3.6%, 0.6 percentage points higher than the budget estimate for that year and 0.2 percentage points lower than the inflation level during 2011. For several months of 2012, annual inflation surpassed the expected deviation (+/-1.0%) from the 3.0% target. This was due to variations in the prices of agricultural products. However, annual inflation returned to expected levels in the latter part of the year as these variations disappeared.

During the first 10 months of 2013, consumer inflation was 2.4%, 0.2 percentage points lower than during the same period of 2012.

Employment and Labor

At December 31, 2012, the number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 16,062,043, an increase of 711,708 from the level recorded at the end of 2011. According to preliminary information, the Tasa de Desocupación Abierta (open unemployment rate)1 was 4.5% at December 31, 2012, the same as the rate registered on December 31, 2011. The average unemployment rate during 2012 was 5.0%, a 0.2 percentage point decrease from the average unemployment rate in 2011.

[1]	The unemployment rate is a measure of the proportion of unemployed persons during the reference period that are older than 14 years of age and actively sought work during the preceding month, relative to the economically active population, i.e., all persons older than 14 who worked during the reference period, or were unemployed during the reference period and actively sought work during the preceding month.

According to preliminary figures, Mexico’s unemployment rate was 5.1% during July 2013, a 0.1 percentage point increase from the rate at July 2012.

Interest Rates

During 2012, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 4.2%, the same rate as during 2011. Interest rates on 91-day Cetes averaged 4.4%, as compared to 4.4% during 2011.

During the first 10 months of 2013, interest rates on 28-day Cetes averaged 3.8%, as compared to 4.3% during the same period of 2012. Interest rates on 91-day Cetes averaged 3.9%, as compared to 4.4% during the same period of 2012.

Financial System

2012 and 2013 Monetary Programs

Consistent with Mexico’s monetary program for 2012, the principal objective of Mexico’s 2013 monetary program is to achieve an inflation rate at or below the permanent target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the Mexican peso. Mexico’s monetary program for 2013 is comprised of the following features:

•	an explicit, multi-year plan to control inflation;

•	an analysis of the economy and inflationary pressures;

•	a description of the tools used by Banco de México to achieve its objectives;

•	a communication policy that promotes transparency, credibility and effective monetary policy; and

•	a provision that encourages/promotes the expedient adoption of monetary policy measures, which are meant to reduce inflation and prevent its effects on the formation of prices.

Since January 21, 2008, Banco de México has used the Tasa de Fondeo Bancario (overnight interbank funding rate) as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%). Since the global economic crisis, the minimum overnight interbank funding rate has consistently decreased from 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. The funding rate remained at 4.50% until March 8, 2013, when it decreased once again to 4.00% on March 8, 2013, to 3.75% on September 6, 2013 and to 3.50% on October 25, 2013. This decision came after concerns regarding a lower than expected September inflation rate of approximately 2.5%. As of the date of this report, the overnight funding rate remained at 3.50%.

Mexico’s M1 money supply is the sum of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits. At December 31, 2012, the M1 money supply increased by a rate of 5.7% in real terms, as compared to a rate of 9.4% in real terms in 2011. This decrease in the money supply’s growth rate was mainly due to decreased growth of checking deposits denominated in domestic currency as compared to 2011.

At July 31, 2013, Mexico’s M1 money supply was 4.7% greater in real terms than the level on July 31, 2012. The amount of bills and coins held by the public was 0.5% lower in real terms than at July 31, 2012. In addition, the aggregate amount of checking account deposits denominated in pesos was 4.3% greater in real terms than at the same date in 2012.

At July 31, 2013, financial savings were 5.8% greater in real terms than financial savings at July 31, 2012. Savings generated by Mexican residents increased by 3.1% and savings generated by non-residents increased by 19.1%, each in real terms and as compared to the same period of 2012.

At November 12, 2013, the monetary base totaled Ps. 779.6 billion, a 7.8% nominal decrease from the level of Ps. 846.0 billion at December 31, 2012, due to a lower demand for bills and coins held by the public.

Financial savings—defined as the difference between the monetary aggregate M4 and bills and coins held by the public—increased by a rate of 10.9% in real terms in 2012, as compared to a rate of 12.2% in 2011. This slower growth rate was attributable to a significantly lower rate of savings generated by residents during 2011 to 2012, as compared to 2010 to 2011. During 2011 to 2012, there was a 4.5% increase in real terms in savings generated by residents, as compared to a 7.6% increase in real terms in savings generated by residents during 2010 to 2011.

At December 31, 2012, the monetary base totaled Ps. 846.0 billion, a 10.8% nominal increase from the level of Ps. 763.5 billion at December 31, 2011. From December 31, 2010 to December 31, 2011, the monetary base increased by 10.1% in nominal terms.

Banking Supervision and Support

At July 31, 2013, the total loan portfolio of the banking system was 2.8% greater in real terms than the total loan portfolio at December 31, 2012.

At July 31, 2013, the total amount of past-due commercial bank loans (excluding those banks undergoing Mexican Government intervention and those in special situations) was Ps. 83.8 billion, as compared to Ps. 61.4 billion at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.0% at July 31, 2013, as compared to a ratio of 2.3% at December 31, 2012. The amount of loan loss reserves held by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 128.2 billion at July 31, 2013, as compared to Ps. 109.7 billion at December 31, 2012. As a result, commercial banks had reserves covering 152.9% of their past-due loans at July 31, 2013, well exceeding the minimum reserve level of 10.5%.

The Securities Markets

The Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or BMV) is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded in the Mexican Stock Exchange include:

•	stocks and bonds of private sector corporations;

•	equity certificates or shares issued by banks;

•	commercial paper;

•	bankers’ acceptances;

•	certificates of deposit;

•	Mexican Government debt; and

•	special hedging instruments linked to the U.S. dollar.

The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market.

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares. At December 31, 2012, the Stock Market Index stood at 43,705.8 points, representing a 17.9% increase from the level of 37,077.5 at December 31, 2011. At November 12, 2013, the Stock Market Index stood at 39,594.6 points, representing a 9.4% nominal decrease from the level at December 31, 2012.

External Sector of the Economy

Foreign Trade Performance

According to preliminary figures, during 2012, Mexico registered a trade deficit of U.S. $0.1 billion, as compared to a trade deficit of U.S. $1.5 billion for 2011. This was caused by a gradual reduction of imports due to the decrease in domestic spending during the second half of 2012. In total, exports increased or decreased as follows, each as compared to 2011:

•	petroleum exports decreased by 6.2%;

•	non-petroleum exports increased by 8.5%;

•	merchandise exports increased by 6.1%, to U.S. $370.7 billion, as compared to U.S. $349.4 billion in 2011; and

•	exports of manufactured goods (which represented 81.5% of total merchandise exports) increased by 8.4%.

According to preliminary figures, during 2012, Mexico’s total imports increased by 5.7%, to U.S. $370.8 billion, as compared to U.S. $350.8 billion in 2011. In particular, imports increased or decreased as follows (each as compared to 2011):

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

According to preliminary figures, during the first seven months of 2013, Mexico registered a trade deficit of U.S. $3.3 billion, as compared to a trade surplus of U.S. $2.7 billion for the same period of 2012. This was caused by the 3.4% growth of imports observed during the first half of 2013, as compared to the 0.6% growth of exports. In total, exports increased or decreased as follows, each as compared to the first seven months of 2012:

•	petroleum exports decreased by 5.6%;

•	non-petroleum exports increased by 2.6%;

•	merchandise exports increased by 1.4%, to U.S. $217.3 billion, as compared to U.S. $214.2 billion during the first seven months of 2012; and

•	exports of manufactured goods (which represented 82.2% of total merchandise exports) increased by 2.8%.

According to preliminary figures, during the first seven months of 2013, total imports increased by 4.3%, to U.S. $220.6 billion, as compared to U.S. $211.6 billion for the same period of 2012. In particular, imports increased or decreased as follows (each as compared to the first seven months of 2012):

•	imports of intermediate goods increased by 3.5%;

•	imports of capital goods increased by 4.3%; and

•	imports of consumer goods increased by 8.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2008	2009	2010	2011	2012	First seven months of 2013(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$50,635	$30,831	$41,693	$56,385	$52,892	$28,985
Crude oil	43,342	25,614	35,919	49,322	46,788	25,113
Other	7,294	5,217	5,775	7,063	6,103	3,872
Non-oil products	240,707	198,872	256,780	292,990	317,814	188,275
Agricultural	7,895	7,726	8,610	10,309	10,914	7,186
Mining	1,931	1,448	2,424	4,063	4,906	2,585
Manufactured goods(2)	230,882	189,698	245,745	278,617	301,993	178,504

Total merchandise exports	291,343	229,704	298,473	349,375	370,706	217,261
Merchandise imports (f.o.b.)
Consumer goods	47,941	32,828	41,423	51,790	54,272	32,814
Intermediate goods(2)	221,565	170,912	229,812	264,020	277,911	165,404
Capital goods	39,097	30,645	30,247	35,032	38,568	22,341

Total merchandise imports	308,603	234,385	301,482	350,843	370,752	220,559

Trade balance	$(17,261)	$(4,681)	$(3,009)	$(1,468)	$(46)	$(3,299)

Average price of Mexican oil mix(3)	$84.38	$57.40	$72.46	$101.13	$101.81	$100.64

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

During 2012, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $14.2 billion, as compared to a deficit of U.S. $11.8 billion in 2011. Its capital account registered a surplus of U.S. $51.6 billion in 2012, as compared to a surplus of U.S. $51.0 billion in 2011, which was due to an increase of foreign investment inflows, which, in turn, resulted from, amongst other things, the strength of Mexico’s economic fundamentals. Foreign investment in Mexico totaled U.S. $72.1 billion in 2012. This foreign investment was composed of direct foreign investment inflows totaling U.S. $15.5 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $56.7 billion.

According to preliminary figures, during the six-month period ended June 30, 2013, Mexico’s current account registered a deficit of 0.9% of GDP, or U.S. $11.3 billion, as compared to a deficit of U.S. $3.6 billion for the same period of 2012, which was due to low economic growth and the decrease in world trade observed during the second quarter of 2013. This low growth, in turn, also led to a decline in the growth of Mexico’s exports. Its capital account registered a surplus of U.S. $26.6 billion during the first six months of 2013, as compared to a surplus of U.S. $11.2 billion during the same period of 2012. Foreign investment in Mexico totaled U.S. $30.0 billion during the first six months of 2013 and was composed of direct foreign investment inflows totaling U.S. $23.8 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $6.2 billion.

On November 29, 2011, the Comisión de Cambios (Foreign Exchange Commission) announced that Banco de México would be conducting an auction of U.S. $400 million on each business day. Under these auctions, U.S. dollars would be auctioned at a peso/dollar exchange rate that was, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. Thus, this daily auction would result in a sale only when the exchange rate depreciated more than 2% against the previous day’s exchange rate. On April 8, 2013, the Foreign Exchange Commission announced that Banco de México would no longer conduct these auctions citing the stabilization of the peso/dollar exchange rate. From November 30, 2011 through April 8, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

On November 5, 2012, the Foreign Exchange Commission submitted a new request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of this credit line another two years and would increase the amount available under the line to approximately U.S. $73 billion. On November 30, 2012, the IMF granted this request.

According to preliminary figures, at December 31, 2012, Banco de México’s international reserves totaled U.S. $163.5 billion, an increase of U.S. $21.0 billion from the amount at December 31, 2011. This was due to, among other things, a deficit in the current account and a surplus in the financial account. The net international assets of Banco de México totaled U.S. $167.1 billion at December 31, 2012, an increase of U.S. $17.8 billion from the amount at December 31, 2011. This was due to, among other things, PEMEX currency purchases and other negative inflows.

According to preliminary figures, at November 8, 2013, Banco de México’s international reserves totaled U.S. $173.9 billion, an increase of U.S. $10.3 billion from the amount at December 31, 2012. This was due to, among other things, a deficit in the current and financial accounts. The net international assets of Banco de México totaled U.S. $177.1 billion at November 8, 2013, an increase of U.S. $10.6 billion from the amount at December 31, 2012. This was due to, among other things, PEMEX currency purchases and other positive inflows.

Foreign Investment in Mexico

From 2008 to 2012, total accumulated direct foreign investment in Mexico, excluding any direct foreign investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S. $101.1 billion. These funds, which exclude investments in Mexico-based securities, were allocated to the following sectors of the Mexican economy:

Area	Percentage
Agriculture, Livestock, Fishing and Forestry	0.3%
Business Support Services	4.5%
Commerce	11.2%
Construction	5.3%
Educational Services	0.2%
Electricity and Water	0.5%
Financial Services	10.5%
Health Services	0.1%
Manufacturing	43.1%
Mass Media	3.6%
Mining	8.4%
Other Services	0.6%
Professional Services	2.4%
Real Estate and Rental Services	6.3%
Recreational Services	0.1%
Temporary Accommodations	2.2%
Transportation	0.9%

According to preliminary figures, during 2012, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $72.1 billion, and was composed of direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) of U.S. $15.5 billion and net foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) inflows of U.S. $56.7 billion.

According to preliminary figures, during the first six months of 2013, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $30.0 billion, and was composed of direct foreign investment of U.S. $23.8 billion and net foreign portfolio investment inflows of U.S. $6.2 billion.

The following table illustrates direct foreign investment in Mexico as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2008 through December 31, 2012.

Direct Foreign Investment(1)

	Direct Foreign Investment in 2012(2)		Cumulative Total 2008-2012(2)
	(in millions of dollars, except percentages)
United States	$7,060.5	52.6%	$42,417.7	42.0%
Canada	1,271.6	9.5	8,405.7	8.3
Brazil	85.0	0.6	928.4	0.9
Spain	(1,319.5)	(9.8)	11,445.2	11.3
United Kingdom	267.6	2.0	1,612.6	1.6
Germany	799.9	6.0	2,249.2	2.2
Luxembourg	885.2	6.6	1,946.7	1.9
Ireland	6.0	0.0	577.1	0.6
Switzerland	223.2	1.7	1,945.2	1.9
Japan	1,751.1	13.0	4,219.4	4.2
Others	2,400.0	17.9	25,307.7	25.0

Total	$13,430.6	100.0%	$101,054.9	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes direct foreign investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Exchange Controls and Foreign Exchange Rates

During 2012, the average peso/dollar exchange rate was Ps. 13.1613 = U.S. $1.00. During the first ten months of 2013, the average peso/U.S. dollar exchange rate was Ps. 12.7176 = U.S. $1.00. The peso/dollar exchange rate announced by Banco de México on November 13, 2013 (which took effect on the second business day thereafter) was Ps. 13.1030 = U.S. $1.00.

Public Finance

Economic Acceleration Plan

On September 13, 2013, President Peña Nieto introduced the Programa de Aceleración Económica (Economic Acceleration Plan), which includes measures to reallocate up to Ps. 16.0 billion of public spending. Under this plan, the Mexican Congress must approve, upon request, any increase in public deficit exceeding 0.4% of GDP. The rationale is that such a policy will avoid affecting public spending, public investment levels and Mexican Government programs. The deficit threshold is lower in subsequent years given that Mexico is below its economic growth potential.

2012 Budget and Fiscal Results

Mexico’s budget for 2012, as approved by the Mexican Congress, provided for a public sector budget deficit, excluding physical investment by Petróleos Mexicanos, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by Petróleos Mexicanos, the 2012 Budget provided for a public sector budget deficit of 2.4% of GDP.

According to preliminary figures, public sector budgetary revenues increased by 3.2% in real terms during 2012, as compared to 2011. In particular, revenues increased or decreased as follows, each in real terms and as compared to 2011:

•	crude oil revenues increased by 3.2%;

•	non-oil tax revenues increased by 1.4% (as a result of an 1.7% increase in income tax revenues, a 1.2% increase in non-oil excise tax, primarily the IEPS tax, and a 3.7% increase in value-added tax revenues);

•	non-oil, non-tax revenues increased by 16.6%;

•	crude oil prices increased by 0.7%, from an average price of U.S. $101.13 per barrel in 2011 to an average price of U.S. $101.81 per barrel in 2012; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) increased by 1.2 percentage points, to 13.2%, as compared to approximately 12.0% in 2011.

According to preliminary figures, during 2012, budgetary expenditures increased as follows, each in real terms and as compared to 2011:

•	net public sector budgetary expenditures increased by 3.7%;

•	net public sector budgetary programmable expenditures (excluding physical investment by Petróleos Mexicanos), increased by 3.3%;

•	net paid programmable budgetary expenditures increased by 4.2%;

•	net paid non-programmable budgetary expenditures increased by 2.0%;

•	the financial cost of public sector debt increased by 7.0%; and

•	public sector expenditures on economic and social development increased by 4.8% and 3.1%, respectively.

During 2012, spending on social programs, such as education, public health and social security, accounted for 56.8% of total programmable expenditures. According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 86.4 billion in nominal pesos, as compared to Ps. 96.4 billion in 2011. Expenditures for residential and community development totaled Ps. 208.4 billion in nominal pesos, as compared to Ps. 202.8 billion in 2011.

As of December 31, 2012:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 17.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.5 billion;

•	the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 1.4 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 14.8 billion.

2013 Budget

On December 7, 2012, President Peña Nieto submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Revenue Law for 2013, or the 2013 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget) to the Mexican Congress for its approval. The 2013 Revenue Law and the 2013 Expenditure Budget were approved on December 13, 2012 and December 20, 2012, and were published in the Official Gazette of the Federation on December 17, 2012 and December 27, 2012, respectively. We refer to these two bills together as the 2013 Budget.

Including Petróleos Mexicanos’ investment program, the 2013 Budget, as approved by the Mexican Congress, provides for a public sector budget deficit of 2.0% of GDP. The 2013 Budget contemplates public sector budgetary revenues totaling Ps. 3,601.1 billion, a 5.1% increase in real terms as compared to public sector budgetary revenues estimated for the 2012 Budget. This is based on an assumed weighted average Mexican crude oil export price of U.S. $86.00 per barrel and an estimated volume of oil exports of 1,183.5 thousand barrels per day. Oil revenues are estimated at Ps. 1,243.0 billion in nominal pesos, a 2.4% increase in real terms as compared to the estimated amount for the 2012 Budget. In addition, approved non-oil revenues are Ps. 2,358.1 billion, a 6.6% increase as compared to the estimated amount for the 2012 Budget. Finally, projected tax revenue also increased by 5.4% in real terms as compared to the amount approved for the 2012 Budget.

The 2013 Budget provides for a total of Ps. 3,601.1 billion in expenditures (excluding estimated physical investment expenditures by Petróleos Mexicanos totaling Ps. 326.3 billion), a 3.0% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012). Estimated budget expenditures include:

•	Ps. 981.1 billion (32.1% of total budgetary programmable expenditures) on health and social security;

•	Ps. 534.9 billion (17.5% of total budgetary programmable expenditures) on education;

•	Ps. 295.1 billion for the servicing of Mexican Government debt, including the servicing of IPAB debt;

•	Ps. 209.0 billion (6.8% of total budgetary programmable expenditures) on housing and community development; and

•	Ps. 50.3 billion for the servicing of CFE and PEMEX debt.

The 2013 Budget also authorizes the Mexican Government to incur net domestic debt in the amount of Ps. 415 billion in nominal pesos, or 2.5% of GDP, a 2.8% decrease in real terms as compared to the estimated amount for 2012. The 2013 Budget also authorized the Mexican Government to incur an additional U.S. $7.0 billion in external indebtedness, which includes financing from international financial organizations and is the same amount approved for 2012.

The table below sets forth the budgetary results for 2011, as well as the preliminary results for 2012 and the first six months of 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget.

2011, 2012 and First Six Months of 2013 Results; 2013 Budget Assumptions and Targets

	2011 Results		2012 Results(1)		First six months of 2012 Results(1)		First six months of 2013 Results(1)		2013 Budget(2)
Real GDP growth (%)	4.0%		3.8%		4.3%		1.0%		3.5%
Increase in the national consumer price index (%)	3.8%		3.6%		0.8%		1.3%		3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.13		$101.81		$105.32		$100.63		$86.00(3)
Current account deficit as % of GDP	(1.0%	)	(1.2%	)	0.1%		(0.9%	)	n.a.
Average exchange rate (Ps./$1.00)	12.4		13.2		13.3		12.6		12.9
Average rate on 28-day Cetes (%)	4.2%		4.2%		4.3%		3.9%		4.6%
Public sector balance as % of GDP(4)	(2.5%	)	(2.6%	)	(1.9%	)	(1.0%	)	(2.0%)
Primary balance as % of GDP(4)	(0.6%	)	(0.6%	)	0.3%		1.2%		0.1%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Economic Program for 2013. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(3)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

The Mexican Government’s “net internal debt” includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at June 30, 2013, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). It also does not include IPAB debt or the debt of budget-controlled or administratively controlled agencies. At December 31, 2012, all of the Mexican Government’s internal debt was denominated in pesos or Unidades de Inversión (UDIs), units of account whose value in pesos is indexed to inflation on a daily basis as measured by the change in the national consumer price index, and was payable in pesos.

For purposes of this “Public Debt” section, “public sector debt” refers to any short-term debt incurred by the public sector and any long-term debt incurred by: (1) the Mexican Government; (2) budget-controlled agencies; and (3) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make a payment under these guarantees. “Long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date.

Over the last two decades, the Mexican Government has actively sought to increase its average debt maturity date. Accordingly, the Mexican Government has issued new debt instruments bearing longer maturities than those previously issued. In doing so, the Mexican Government hopes to mitigate any risk associated with the refinancing of its internal public debt. This has had the effect of establishing a long-dated benchmark yield curve (the line that plots interest rates across different contract lengths for bonds having equal credit quality). These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts; (2) peso-denominated securities by Mexican companies; (3) Mexican financial hedging products; and (4) the use of long-term savings in financing long-term investment projects.

As a result of this policy, the average maturity of the Mexican Government’s internal debt increased from 6.5 years at December 31, 2008 to 8.0 years at December 31, 2012. As of June 30, 2013, the average maturity of the Mexican Government’s internal debt remained at 8.0 years.

The Mexican Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets. For example, during the last quarter of 2008 and in response to the global financial crisis, the Mexican Government increased the auctioned amount of 182-day Cetes and 364-day Cetes and decreased the auctioned amount of long-term bonds.

The Mexican Government now offers the following types of securities with respect to its internal public debt:

•	10-year UDI-denominated securities;

•	30-year UDI-indexed bonds; and

•	three-year, five-year, seven-year, 10-year and 30-year fixed-rate peso-denominated bonds.

While the Mexican Government used to offer 20-year UDI-denominated bonds, it has not done so since the first quarter of 2008.

At December 31, 2012, the Mexican Government’s net internal debt totaled Ps. 3,501.1 billion, a 12.5% increase in nominal terms as compared to Ps. 3,112.1 billion outstanding at end of 2011. This debt figure includes the Ps. 169.0 billion liability associated with social security under the ISSSTE Law. This increase was due to the Mexican Government’s strategy of undertaking domestic market borrowings to finance the budget deficit. The net internal debt of the public sector, on the other hand, totaled Ps. 3,770.0 billion, a 15.7% increase in nominal terms as compared to the Ps. 3,258.5 billion outstanding at December 31, 2011.

At December 31, 2012, the Mexican Government’s gross internal debt totaled Ps. 3,575.3 billion. This represents an 11.8% increase in nominal terms as compared to the Ps. 3,197.7 billion outstanding at December 31, 2011. The gross internal debt of the public sector, on the other hand, totaled Ps. 3,861.1 billion, a 12.0% increase in nominal terms as compared to Ps. 3,446.8 billion outstanding at December 31, 2011.

The Mexican Government’s financing costs on internal debt totaled Ps. 207.6 billion during 2012, or 1.3% of GDP, representing a 7.3% nominal increase as compared to its financing costs of Ps. 193.4 billion, or 1.3% of GDP, at December 31, 2011. During 2012, the average maturity of the Mexican Government’s internal debt increased by 0.4 years, from 7.6 years at December 31, 2011 to 8.0 years at December 31, 2012. As of June 30, 2013, the average maturity of the Mexican Government’s internal debt remained at 8.0 years.

Mexico’s external public debt policy for 2013 was intended to provide the Mexican Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also sought to maintain costs and risks at stable levels. Going forward, Mexico’s public debt policy will continue the practice of relying on local markets as the main source of funding for the Mexican Government, which will be supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include:

•	improving the terms and conditions of Mexico’s external liabilities;

•	strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets;

•	strengthening Mexico’s benchmark bonds; and

•	maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

According to preliminary figures, at June 30, 2013, the Mexican Government’s net internal debt totaled Ps. 3,616.3 billion, a 3.3% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 162.7 billion liability associated with social security under the ISSSTE Law. The net internal debt of the public sector, on the other hand, totaled Ps. 3,876.8 billion according to preliminary figures, a 2.8% increase in nominal terms as compared to the Ps. 3,770.0 billion outstanding at December 31, 2012.

The Mexican Government’s gross internal debt totaled Ps. 3,836.1 billion at June 30, 2013, a 7.3% increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at the end of 2012. Of the total gross internal debt at June 30, 2013, Ps. 411.3 billion represented short-term debt, as compared to Ps. 396.7 billion at December 31, 2012, and Ps. 3,424.8 billion represented long-term debt, as compared to Ps. 3,178.6 billion at December 31, 2012. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,135.1 billion at June 30, 2013 according to preliminary figures, a 7.1% increase in nominal terms as compared to the Ps. 3,861.1 billion outstanding at December 31, 2012.

According to preliminary figures, at June 30, 2013, the Mexican Government’s financing costs on its internal debt totaled Ps. 109.6 billion, or 1.4% of GDP, representing a 7.9% nominal increase as compared to its financing costs of Ps. 101.6 billion, or 1.3% of GDP, during the same period of 2012.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Net Internal Debt of the Mexican Government(1)

	December 31,
	2008			2009			2010			2011			2012			At June 30, 2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,516.5	91.7%
Cetes		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		559.7	14.6
Floating Rate Bonds		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		207.9	5.4
Inflation-Linked Bonds		334.9	13.9		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		845.9	22.1
Fixed Rate Bonds		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,900.3	49.5
STRIPS of Udibonos		—	—		—	—		—	—		—	—		1.0	0.0		2.6	0.1
Other(3)		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		319.7	8.3

Total Gross Debt	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	3,836.1	100.0%

Net Debt
Financial Assets(4)		(68.6)			(231.4)			(79.4)			(85.6)			(74.2)			(219.8)

Total Net Debt	Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,616.3

Gross Internal Debt/GDP			19.8%			21.4%			21.0%			20.7%			22.3%			24.1%
Net Internal Debt/GDP			19.1%			19.5%			20.4%			20.2%			21.8%			22.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 162.7 billion at June 30, 2013 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

“External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included, unless and until the Mexican Government is called upon to make payment under the applicable guaranty. “External public debt” does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as at June 30, 2013).

At December 31, 2012, Mexico’s outstanding gross external public debt equaled U.S. $125.7 billion, an increase of approximately U.S. $9.3 billion from the U.S. $116.4 billion at December 31, 2011, which was due to: (1) an increase in net external indebtedness of U.S. $448.9 million; (2) a variance of U.S. $1.6 billion in the federal public sector’s international assets relating to external debt; and (3) a downward adjustment of U.S. $1.0 billion in the U.S. dollar value of external debt denominated in other foreign currencies, due to the appreciation of the U.S. dollar against those other currencies. Overall, total public debt (gross external debt plus net internal public sector debt) during this period represented approximately 33.7% of GDP, an increase of 2.0 percentage points from December 31, 2011.

Of Mexico’s total public debt at December 31, 2012:

•	bondholders held 63.1%;

•	multilateral and bilateral creditors (excluding the IMF – due to favorable market conditions, Mexico has not had to draw on the IMF’s flexible credit line and therefore the IMF is not a public debt holder) held 23.3%;

•	commercial banks and suppliers held approximately 13.3%; and

•	other creditors held the remaining 0.3%.

According to preliminary figures, at June 30, 2013, outstanding gross public sector external debt totaled U.S. $125.1 billion, an approximate U.S. $596.8 million decrease from the U.S. $125.7 billion outstanding at December 31, 2012. Of this amount, U.S. $122.3 billion represented long-term debt and U.S. $2.8 billion represented short-term debt. Overall, at June 30, 2013, total public debt (gross external debt plus net internal public sector debt) represented approximately 34.6% of nominal GDP, an increase of 0.9 percentage points from December 31, 2012.

According to preliminary figures, of Mexico’s total public debt at June 30, 2013:

•	bondholders held approximately 64.8%;

•	multilateral and bilateral creditors (excluding the IMF) held approximately 23.5%;

•	commercial banks held approximately 11.3% of Mexico’s total public sector external debt; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S. $	39,997	U.S. $	9,782	U.S. $	5,885	U.S. $	55,664	U.S. $	1,275	U.S. $	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(3)		66,912		50,063		5,626		122,601		3,125		125,726
June 30, 2013(3)		67,350		49,413		5,576		122,339		2,790		125,129

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012(3)			June 30, 2013(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	103,256	82.5%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,897	4.7
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,876	1.5
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		908	0.7
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		13,192	10.6

Total	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	125,129	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2013) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Directors, Senior Management and Employees

Recent Appointments

On June 20, 2013, the President appointed Mr. Manuel Sánchez Guzmán as Director General of Pemex-Petrochemicals. Mr. Sánchez Guzmán had been serving as Acting Director General of Pemex-Petrochemicals since November 2012.

Collective Bargaining Agreement

On July 29, 2013, Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) entered into a new collective bargaining agreement, which became effective on August 1, 2013. The agreement provides for a 3.99% increase in wages and a 1.98% increase in benefits. By its terms, the collective bargaining agreement is scheduled to expire on July 31, 2015.

Legal Proceedings

Civil Actions

On December 12, 2012, Petróleos Mexicanos and Pemex-Refining filed a civil claim (1:12-cv-09070) before the United States District Court for the Southern District of New York against Siemens AG, Conproca S.A. de C.V. and SK Engineering & Construction Co. Ltd. (SK Engineering) for, among other things, conspiring to and engaging in a scheme to defraud Petróleos Mexicanos and Pemex-Refining in violation of the Racketeering Influenced and Corrupt Organizations Act (the RICO Act) in connection with the upgrade of the Cadereyta refinery. On May 8, 2013, Petróleos Mexicanos and Pemex-Refining filed an amended complaint naming only SK Engineering and Siemens AG as defendants. On May 24, 2013, SK Engineering and Siemens AG filed motions to dismiss the RICO Act claim. On July 29, 2013, the Court granted the defendants’ motion to dismiss this claim. As of the date of this report, we are in the process of evaluating the Court’s decision and our legal options.

Actions Against the Illicit Market in Fuels

In coordination with the Secretaría de la Defensa Nacional (Ministry of National Defense), the Secretaría de Marina (Ministry of the Navy) and the Procuraduría General de la República (Federal Attorney General’s Office), we have implemented several actions in connection with the effort to combat the incidence of theft in the national pipeline system. During the period from January 1 to October 31, 2013, these actions led to the identification and sealing of 2,506 illegal pipeline taps (2,342 in Pemex-Refining, 48 in Pemex-Exploration and Production and 116 in Pemex-Gas and Basic Petrochemicals).

Change in Registrant’s Certifying Accountant

The Audit and Performance Evaluation Committee of the Board of Directors of Petróleos Mexicanos (which we refer to as the Audit and Performance Evaluation Committee), in its October 8, 2013 meeting, appointed BDO Castillo Miranda (BDO) as the external auditor of Petróleos Mexicanos’ financial statements and the consolidated financial statements of Petróleos Mexicanos and its subsidiary entities for the fiscal years ended December 31, 2013 and 2014, prepared in accordance with Normas de Información Financiera Gubernamental General para el Sector Paraestatal (Mexican Standards for Governmental Financial Information for Public Sector Entities). In addition, the Audit and Performance Evaluation Committee appointed BDO as external auditor to audit our consolidated financial statements for the fiscal years ended December 31, 2013 and 2014, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as to perform services related to the auditing of our financial statements.

BDO replaces KPMG Cárdenas Dosal, S.C., the external auditor of our financial statements as of and for the six years ended December 31, 2012. The change is due to the completion of the maximum time period for an external auditor to render services to PEMEX, as set forth in the criteria issued by the Audit and Performance Evaluation Committee in accordance with Article 23 of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law). See “Item 16-C—Principal Accountant Fees and Services—Audit Committee Approval Policies and Procedures” in the Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: November 15, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.